UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Calle Mario Pani No. 100,
Santa Fe Cuajimalpa,
Cuajimalpa de Morelos,
05348, Ciudad de México,

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

Coca-Cola FEMSA Announces Effective Date of Stock Split

Mexico City, Mexico – March 28, 2019 – Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL; NYSE: KOF) (“KOF”) announced today the effective date of its previously announced stock split, as approved by KOF’s Extraordinary General Shareholder’s Meeting held on January 31, 2019, and as authorized by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) on March 22, 2019.

As previously announced, as a result of the stock split, (i) for each Series A share, holders of Series A shares will receive eight new Series A shares, (b) for each Series D share, holders of Series D shares will receive eight new Series D shares and (c) for each Series L share, holders of Series L shares will receive one unit, each consisting of 3 Series B shares (with full voting rights) and 5 Series L shares (with limited voting rights).  As a result of the stock split and formation of the units, each American Depositary Share (“ADS”), which are listed on the New York Stock Exchange (“NYSE”) and previously represented 10 Series L shares, will represent 10 units.

The effective date of the stock split will be April 11, 2019.  Effective on such date, KOF’s units will begin trading under ticker symbol KOF UBL on the Mexican Stock Exchange, and ADSs, which will each then represent 10 units, will continue trading on the NYSE.  On the effective date, the opening trading price of the units on the Mexican Stock will be equal to the closing trading price of the Series L shares on April 10, 2019.

Holders of ADSs are not required to take any action with respect to their ADSs.  However, after the effective date, holders of certificated ADSs may contact The Bank of New York Mellon to exchange their certificated ADSs for new certificated ADSs describing the new underlying units.  If a holder elects not to exchange its certificated ADSs, the holder’s certificated ADSs will still be deemed to represent 10 units each.

KOF and The Bank of New York Mellon have agreed to amend the deposit agreement under which the ADSs are issued, as of the effective date.  The Bank of New York Mellon will notify ADS holders separately with respect to that amendment.

Holders of ADSs may contact The Bank of New York Mellon at the following:

The Bank of New York Mellon

Depositary Receipts

240 Greenwich Street

New York, New York 10286

Toll Free U.S. +1 (888) 269 2377

Outside U.S.: 201-680-6825

About Coca-Cola FEMSA

Stock listing information: Mexican Stock Exchange, Ticker: KOFL | NYSE (ADS), Ticker: KOF | Ratio of KOF L to KOF = 10:1

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 131 brands to a population of more than 257 million. With over 83 thousand employees, the company markets and sells approximately 3.3 billion unit cases through close to 2 million points of sale a year. Operating 44 manufacturing plants and 275 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and in Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com

For additional information, please contact the Investor Relations team:

•         Maria Dyla Castro | mariadyla.castro@kof.com.mx

•         Jorge Collazo | jorge.collazo@kof.com.mx

•         Maria Fernanda Garcia | maria.garciacr@kof.com.mx

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Constantino Spas Montesinos
Constantino Spas Montesinos Chief Financial Officer

Date: March 28, 2019